# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYVYL Inc., CIK 0001419275
CUSIP: 39366L307
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3131 Camino Del Rio North, Suite 1400, San Diego, California (CA), 92108
Date of event which requires filing of this statement: 06/06/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002073859

## Reporting persons
- S8 Global Fintech & Regtech Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); sole voting power 3,087,000; shared voting power 0; sole dispositive power 3,087,000; shared dispositive power 0; aggregate amount beneficially owned 3,087,000 (19.43% of the class)
  Comment: Beneficial ownership percentage based on 15,885,647 shares of the Issuer's common stock, $0.001 par value per share, outstanding as of June 5, 2025, as disclosed in that certain Amendment No. 1 to Registration Statement on Form S-1, filed by the Issuer with the U.S. Securities and Exchange Commission on June 16, 2025.

## Item 1. Issuer
Name of issuer: RYVYL Inc.
Address of issuer's principal executive offices: 3131 Camino Del Rio North, Suite 1400, San Diego, CA, 92108

## Item 2. Person Filing
Name of person filing: S8 Global Fintech & Regtech Fund
Address of principal business office or, if none, residence: 2C Parc d'Activites, Capellen, Luxembourg 8308
Citizenship: Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A Luxembourg-based alternative investment fund (AIF) that is registered with the CSSF (Commission de Surveillance du Secteur Financier) registration number: V11163

## Item 4. Ownership
Amount beneficially owned: 3,087,000
Percent of class: 19.43 %
Sole power to vote or to direct the vote: 3,087,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,087,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a Luxembourg-based alternative investment fund (AIF) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- S8 Global Fintech & Regtech Fund: /s/ Geraldine Gantenbein, Geraldine Gantenbein/Manager (06/20/2025)